

USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

Third Quarter 2023

USCA All Terrain Fund Performance[1]



Dear Partners,

The USCA All Terrain Fund ("**All Terrain**") continued to demonstrate its ability to achieve differentiated, absolute returns in the third quarter. All Terrain was up 0.64% for the quarter, while stocks (as measured by the MSCI World Index) shed -3.37% and bonds (as measured by the Bloomberg Global Aggregate Bond Index) lost -3.59%. The 60/40 Blend was down -3.46% for the quarter. Year-to-date, All Terrain is up 4.57%, stocks are up 11.53%, bonds are down 2.21%, and the 60/40 Blend is up 6.04%.

We are very pleased with All Terrain's results given the challenging investment environment we've faced for the last several years. For the three-year period ended September 30, 2023, All Terrain has returned 10.16% on an annualized basis, while stocks, bonds and the 60%/40% Blend have returned just 5.87%, -1.62% and 2.31%, respectively.

Inflation, interest rate increases, and tumultuous global geopolitics have contributed to volatile times with very few places to hide; however, our diligence toward risk-aware portfolio construction and the resolve of All Terrain's underlying managers has carried through to our ultimate goal of delivering performance in excess (and well in excess over the trailing three years) of the 60/40 Blend. We do not believe this difficult investing period is behind us, and will continue to emphasize strategies that are less dependent on broader movements in the equity and fixed income markets for returns, as well as managers employing a fundemental investment process towards stock selection, as we believe this will be important as we head into 2024 and beyond.

As set forth on the following page, all strategies contributed positively to All Terrain's results for the third quarter except for event driven, which was effectively flat, and our long-only equity and long/short equity – long bias strategies (unsurprising, given the 3.37% decline in stocks).

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[1] As of September 30, 2023. Performance shown is net of All Terrain fees and expenses and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that All Terrain commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Global Aggregate Bond Index. Please see the strategy, index, and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

Portfolio Composition & Attribution[2]

	Allocation	ROIC		Gross Attribution	
		QTD	YTD	QTD	YTD
Cash	3.77%	1.64%	3.71%	0.06%	0.22%
In Liquidation	0.03%	-6.69%	-10.54%	0.00%	0.00%
Relative Value	5.18%	4.20%	0.86%	0.21%	0.01%
Long/Short Equity - Low Market Exposure	11.95%	4.58%	6.35%	0.53%	0.74%
Multi-Strategy	13.91%	1.77%	4.15%	0.24%	0.51%
Global Macro	10.52%	1.79%	-3.73%	0.19%	-0.41%
Managed Futures	9.05%	5.58%	6.31%	0.50%	0.57%
Event Driven	6.85%	-0.08%	14.46%	0.00%	0.96%
Long/Short Equity - Long Bias	29.47%	-1.11%	9.15%	-0.32%	2.38%
Long Equity	9.28%	-4.93%	5.65%	-0.46%	0.52%
	100.00%			**0.96%**	**5.49%**

Year-to-date, however, All Terrain's long/short equity – long bias and long equity strategies lead the way on invested capital, as would be expected given the run in stocks. All Terrain's largest allocation (at almost 30% of capital), long/short equity – long bias, where we've focused on managers who seek idiosyncratic expsoures away from stocks in the market consensus ("Magnificent Seven"-type names), has been the top contributor on the year. The strategy has returned 9.15% on invested capital, year-to-date, contributing 2.38% to All Terrain's gross returns. All Terrain's long equity strategy, while positive, has underperformed stocks this year, which can substantially be explained by All Terrain's allocation to a value-oriented small cap manager, a sector that has struggled this year.

However, as we zoom out from recent performance the relationship between small and large cap stocks is in an interesting place. Since 2003, small cap companies on average have traded at a 35% valuation premium relative to large cap indices. This is on the premise of higher growth and therefore higher return potential. In fact, over the last 20 years the Russell 2000 Index has grown its earnings per share more than two times that of the S&P 500. Yet, at present, large cap and small cap indices are at near equal valuations. On a relative basis this makes small caps appear attractive to their larger peers. This can somewhat be explained by rising borrowing costs for smaller companies and the large relative decline this year in earnings per share of small companies relative to those that comprise the S&P 500. We continue, however, to like the allocation to this manager and believe small cap equities may be poised to outperform as we head into the balance of the year and 2024.

As stated above, the balance of the strategies performed positively for the quarter, which is a point we would like to highlight given the poor performance of stocks and bonds during the period. These strategies (relative value, long/short equity – low market exposure, global macro, managed futures and multi-strategy, which employs a combination of the foregoing) generally seek to

[2] *Allocation as of September 1, 2023. "ROIC" or "Return Investment Capital" and "Gross Attribution" as of September 30, 2023. Performance is shown gross of All Terrain fees and expenses to illustrate the ROIC of and attribution associated with the strategies employed by All Terrain. Please note that All Terrain strategies and allocations are subject to change over time.*

generate returns that are not reliant on the appreciation of stocks or bonds, but rather by attempting to exploit mispriced valuation in stocks while hedging out the risks of a broader stock market decline, or in the case of global macro and managed futures, seek to exploit returns by identifying tradable trends in a variety of markets (stocks, interest rates, currencies, commodities, etc.).

Drilling down on the source of profits for the quarter in one of All Terrain's managed futures managers, who returned 4.57% on invested capital during the quarter, illustrates how the strategy can make money depsite a decline in stocks and bonds. In fixed income, maintaining a short exposure helped drive returns as interest rates continued to climb. In energy, the manager's signals led them to short the falling US natural gas markets and go long the rallying oil and oil product markets. Further profits came from trend following in alternative markets, where short carbon emission and European power market positions made money. Finally, the manager's signals in the soft commodity sector positioned them on the right side of soaring sugar and cocoa prices, as well as declining wheat prices.

All Terrain's strongest performance for the quarter again came from All Terrain's managed futures bucket – a manager focused on the commodity complex, returning 9.4% on invested capital. In particular, the manager's focus on the natural gas market (among other markets) proved very profitable in July where the manager earned almost a 13% return on invested capital. The heat in Texas and the inland southwestern United States persisted throughout July, while most of the rest of the country averaged close to seasonal temperatures. These conditions, along with pricing favoring burning natural gas rather than coal, promoted record-high power burns.

In last quarter's letter, we let investors know that we did not intend to make major positioing changes this year as we believed All Terrain was well-positioned for what we believed to likely be a challenging environment for stocks, given where current valuations are. We continue to believe this to be the case and accordingly do not envision major strategy shifts in portfolio construction. We do, however, continue to seek to identify and invest with talented managers within the broad framework of All Terrain's strategy allocation in our ongoing goal to generate strong risk-adjusted returns.

As always, please don't hesitate to contact us if you have questions about All Terrain.

Sincerely,

Philip J. Pilibosian, JD/MBA and Bryan Prihoda, CAIA

Fund Description, Terms & Service Providers

The USCA All Terrain Fund (the "Fund") seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The Fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine LLP

Index & Statistics Definitions

MSCI World Index. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets. Investors cannot invest directly in an index.

Bloomberg Global Aggregate Bond Index. The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990. Investors cannot invest directly in an index.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Bond Index rebalanced monthly. Investors cannot invest directly in an index.

S&P 500 Index. The S&P 500 Index is weighted by market value, and its performance is thought to be representative of the stock market as a whole. The S&P 500 Index was created in 1957, although it has been extrapolated backwards to several decades earlier for performance comparison purposes. This index provides a broad snapshot of the overall U.S. equity market; in fact, over 70% of all U.S. equity is tracked by the S&P 500 Index. The index selects its companies based upon their market size, liquidity, and sector. The S&P 500 Index is a market-weighted index. Investors cannot invest directly in an index.

Russell 2000 Index. The Russell 2000 Index is a small-cap stock market index that makes up the smallest 2,000 stocks in the Russell 3000 Index. It was started by the Frank Russell Company in 1984. The index is maintained by FTSE Russell, a subsidiary of the London Stock Exchange Group.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlke traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which All Terrain is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses, and other material aspects of All Terrain to carefully consider and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet All Terrain's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that All Terrain's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The Fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The Fund is highly illiquid. There is no secondary market for the investors' interest, and none is expected to develop.
- No shareholder has the right to require All Terrain to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset All Terrain's trading profits.
- The Fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The Fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The Fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.